UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. ___)

INCREDIMAIL LTD.

(Name of issuer)

ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE

 (Title of class of securities)

M5364E 104

 (CUSIP number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following page(s))

Page 1 of 7 Pages

CUSIP No. M5364E 104	13G	Page 2 of 7 Pages

1.    Names of Reporting Person S.S. or I.R.S. Identification Nos. of above persons (entities only).

  Alpa Capital Anstalt

 2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

 3.    SEC Use Only

 4.    Citizenship or Place of Organization

     Liechtenstein

Number of Shares	5.	Sole Voting Power
		445,073 Ordinary Shares
Beneficially Owned
	6.	Shared Voting Power
by Each		None

Reporting	7.	Sole Dispositive Power
		445,073 Ordinary Shares
Person
	8.	Shared Dispositive Power
With:		None

 9.    Aggregate Amount Beneficially Owned by Each Reporting Person

     445,073 Ordinary Shares

 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

 11.  Percent of Class Represented by Amount in Row (9)

4.7%

 12.  Type of Reporting Person (See Instructions)

      CO

CUSIP No. M5364E 104	13G	Page 3 of 7 Pages

Item 1	(a)	Name of Issuer:

IncrediMail Lrd.

	(b)	Address Of Issuer's Principal Executive Offices:

2 kaufman Street, Tel Aviv, Israel 68012

Item 2	(a)	Name of Person Filing:

Alpha Capital Anstalt

	(b)	Address of Principal Business Office, or, if none, Residence:

Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein

	(c)	Citizenship:

Liechtenstein

	(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

	(e)	Cusip Number:

M5364E 104

Item 3	If this statement is filed pursuant to rule 13D-1(B) or 13D-2(B):

Not applicable

Item 4	Ownership

	(a)	Amount beneficially owned: 445,073 Ordinary Shares

	(b)	Percent of class: 4.7%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

445,073 Ordinary Shares

(ii) Shared power to vote or to direct the vote

0 Shares

(iii) Sole power to dispose or to direct the disposition of

445,073 Ordinary Shares

(iv) Shared power to dispose or to direct the disposition of

0 Shares

CUSIP No. M5364E 104	13G	Page 4 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of The Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2008
Date

/s/ Konrad Ackerman
Signature

Alpha Capital Anstalt By: Konrad Ackerman, Director
Name/Title

CUSIP No. M5364E 104	13G	Page 5 of 7 Pages

1.    Names of Reporting Person S.S. or I.R.S. Identification Nos. of above persons (entities only).

  Longview Special Finance, Inc.

 2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

 3.    SEC Use Only

 4.    Citizenship or Place of Organization

       Switzerland

Number of Shares	5.	Sole Voting Power
		36,000 Ordinary Shares
Beneficially Owned
	6.	Shared Voting Power
by Each		None

Reporting	7.	Sole Dispositive Power
		36,000 Ordinary Shares
Person
	8.	Shared Dispositive Power
With:		None

 9.    Aggregate Amount Beneficially Owned by Each Reporting Person

     36,000 Ordinary Shares

 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

 11.  Percent of Class Represented by Amount in Row (9)

.38%

 12.  Type of Reporting Person (See Instructions)

      CO

CUSIP No. M5364E 104	13G	Page 6 of 7 Pages

Item 1	(a)	Name of Issuer:

IncrediMail Lrd.

	(b)	Address Of Issuer's Principal Executive Offices:

2 kaufman Street, Tel Aviv, Israel 68012

Item 2	(a)	Name of Person Filing:

Longview Special Finance, Inc.

	(b)	Address of Principal Business Office, or, if none, Residence:

Lindenstrasse 6, 6341, Baar, Switzerland

	(c)	Citizenship:

Switzerland

	(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

	(e)	Cusip Number:

M5364E 104

Item 3	If this statement is filed pursuant to rule 13D-1(B) or 13D-2(B):

Not applicable

Item 4	Ownership

	(a)	Amount beneficially owned: 36,000 Ordinary Shares

	(b)	Percent of class: .38%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

36,000 Ordinary Shares

(ii) Shared power to vote or to direct the vote

0 Shares

(iii) Sole power to dispose or to direct the disposition of

36,000 Ordinary Shares

(iv) Shared power to dispose or to direct the disposition of

0 Shares

CUSIP No. M5364E 104	13G	Page 7 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of The Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2008
Date

/s/ Francois Morax
Signature

Longview Special Finance, Inc. By: Francois Morax, Director
Name/Title